Exhibit 3

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 7, 2013 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the nine months ended September 30, 2013. The interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

2013 HIGHLIGHTS

•	The Company commenced a takeover bid to acquire all of the outstanding shares of Rockgate Capital Corp. (“Rockgate”) in exchange for shares of Denison. Denison is offering to exchange each Rockgate common share for 0.192 of a common share of Denison (“Rockgate Transaction”). On October 30, 2013, Denison amended its offer by extending the expiry date to November 18, 2013 and varying certain conditions relating to the granting of stock options and execution of retention agreements. Denison also agreed to reduce the minimum tender condition from 90% to 66 2/3%.

•	The Company completed its summer exploration campaign involving 23,880 metres in diamond drilling, geophysical surveying and linecutting on nine properties in the Athabasca Basin.

•	The Company reported several high grade intersections at the Phoenix deposit on the Wheeler River property including WR-525 which intersected 43.8% U3O8 over 12.0 metres for a grade times thickness product (“GT”) of 525.6 %m, the highest GT of any hole drilled to date on the Wheeler River property. Mineralization has also been intersected over a strike length of 330 metres at the 489 Zone.

•	The Company’s third quarter earnings were negatively impacted by a $35,655,000 impairment charge taken against the Company’s Mutanga project located in Zambia.

•	The Company closed a CAD$15.0 million ($14.4 million) private placement of common shares issued on a “flow-through” basis, which will fund its Canadian exploration programs through to the end of 2014.

•	Denison completed the acquisition of a portfolio of assets (“Fission Arrangement”) from Fission Energy Corp. (“Fission”) which included its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint ventures in Namibia. A new mineral resource estimate for the J Zone deposit at the Waterbury Lake project was completed in accordance with the requirements of National Instrument 43-101 (“NI 43-101”) with estimates of 291,000 tonnes grading 2.00% U3O8 containing 12,810,000 pounds of U3O8. All of the mineral resource is classified as indicated and reported above a cutoff grade of 0.1% U3O8.

•	Denison closed its plan of arrangement (“JNR Arrangement”) with JNR Resources Inc. (“JNR”) which increased Denison’s partial interests in five exploration properties to 100%, added seven exploration properties to Denison’s property portfolio in Saskatchewan and interests in two properties in Newfoundland.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN”.

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposit, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 597,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, a 77% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division and is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide and uranium hexafluoride.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

STRATEGY

Denison has built one of the strongest portfolios of strategic uranium deposits and properties in the Eastern Athabasca Basin. Denison plans to aggressively explore its most prospective properties to expand existing resources and delineate new uranium resources. The Company intends to increase shareholder value through successful acquisitions and exploration programs and to position the Company as a top-tier uranium industry investment.

SELECTED QUARTERLY FINANCIAL INFORMATION

On June 29, 2012, the Company completed a transaction with Energy Fuels Inc. (“EFR”) whereby it sold its subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”). In accordance with IFRS, the Company has restated its prior year presentation of its statement of comprehensive income to include only the Company’s continuing operations in detail and to disclose the results of its U.S. Mining Division separately as a discontinued operation.

(in thousands)	As at September 30, 2013	As at December 31, 2012
Financial Position:
Cash and cash equivalents	$27,867	$38,188
Working capital	26,170	35,298
Investments	1,386	2,843
Property, plant and equipment	289,130	247,888
Total assets	330,249	300,356
Total long-term liabilities	$26,101	$28,630

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except for per share amounts)	2013	2012	2013	2012
Results of Operations:
Total revenues from continuing operations	$2,801	$2,496	$7,994	$8,531
Net income (loss) from continuing operations	(45,477)	(9,651)	(53,376)	(20,866)
Net income (loss) from discontinued operations	—	188	—	(92,648)
Basic and diluted earnings (loss) per share from continuing operations	(0.10)	(0.03)	(0.12)	(0.05)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	—	(0.25)

	2013	2013	2013	2012
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4
Results of Operations:
Total revenues from continuing operations	$2,801	$2,902	$2,291	$2,596
Net income (loss) from continuing operations	(45,477)	(2,430)	(5,469)	(4,605)
Net income (loss) from discontinued operations	—	—	—	155
Basic and diluted earnings (loss) per share from continuing operations	(0.10)	(0.01)	(0.01)	(0.01)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	—	—

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

	2012	2012	2012	2011
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4
Results of Operations:
Total revenues from continuing operations	$2,496	$2,431	$3,604	$4,432
Net income (loss) from continuing operations	(9,651)	(1,699)	(9,516)	(16,039)
Net income (loss) from discontinued operations	188	(50,361)	(42,475)	(49,498)
Basic and diluted earnings (loss) per share from continuing operations	(0.03)	(0.01)	(0.03)	(0.04)
Basic and diluted earnings (loss) per share from discontinued operations	—	(0.13)	(0.11)	(0.13)

RESULTS OF OPERATIONS

Revenues

•	Services and Other

Revenue from DES for the three months and nine months ended September 30, 2013 was $2,397,000 and $6,750,000 compared to $2,080,000 and $7,245,000 in the same periods in 2012.

Revenue from the management contract with UPC for the three months and nine months ended September 30, 2013 was $404,000 and $1,244,000 compared to $416,000 and $1,286,000 in the same periods in 2012.

Operating Expenses

•	Mining

Commissioning of the McClean Lake mill began in the second quarter of 2013 to prepare for processing of Cigar Lake ore. The Cigar Lake joint venture (“CLJV”) continues to pay nearly all of the expenses under the terms of a toll milling agreement. Denison’s share of operating costs for the three months and nine months ended September 30, 2013 totaled $276,000 and $749,000 compared to $906,000 and $2,165,000 for the three months and nine months ended September 30, 2012. Operating costs were lower in 2013 primarily due to lower expenditures on the Surface Access Borehole Resource Extraction (“SABRE”) program. The SABRE program costs are funded by the McClean Lake joint venture.

•	Services and Other

Operating expenses include costs relating to DES amounting to $2,117,000 and $6,156,000 for the three and nine months ended September 30, 2013 compared to $1,992,000 and $7,078,000 for the same periods in 2012.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Mineral Property Exploration

Denison is engaged in uranium exploration and/or development on 66 projects in Canada, Zambia, Namibia and Mongolia, comprising an aggregate of 1,145,000 hectares. While the Company has material interests in uranium projects in Asia and Africa, its primary focus (49 projects, 597,000 hectares) remains in the Eastern Athabasca Basin, Canada.

Denison’s Projects in the Athabasca Basin

Exploration expenditures for the three months and nine months ended September 30, 2013 were $4,850,000 and $12,061,000 compared to $3,269,000 and $10,685,000 for the same periods in 2012. The increase in expenditures for the three months and nine months ended September 30, 2013 is primarily due to increased spending on the Canadian properties offset by reduced spending on the Zambian and Mongolian properties.

•	Canada

Denison’s share of exploration spending on its Canadian properties totaled $4,295,000 and $10,774,000 for the three months and nine months ended September 30, 2013 compared to $1,206,000 and $5,024,000 for the same periods in 2012.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Exploration programs undertaken during the nine months ended September 30, 2013 include:

Property	Ownership (1)	Activity
Wheeler River	60% Denison, 30% Cameco, 10% JCU	Drilling (25,650 metres) Geophysical surveys

Bachman Lake	80% Denison, 20% IEC(2)	Drilling (2,170 metres)

Bell Lake	100% Denison	Geophysical surveys

Crawford Lake	100% Denison	Drilling (780 metres)

Gumboot	100% Denison	Drilling (1,620 metres)

Hatchet Lake	50% Denison, 50% Anthem	Drilling (2,370 metres)

Johnston Lake	100% Denison	Drilling (2,080 metres)
Geophysical surveys

McClean Lake	22.5% Denison, 70.0% AREVA, 7.5% OURD	Drilling (4,110 metres)

Moon Lake	56.6% Denison, 43.4% UUU	Drilling (1,350 metres)

Moore Lake	100% Denison	Drilling (5,110 metres)
Geophysical surveys

Murphy Lake	50% Denison, 50% Anthem	Geophysical surveys

Packrat	100% Denison	Drilling (1,190 metres)

Perpete Lake	100% Denison	Geophysical surveys

Russell Lake	37.8% Denison, 57.2% Cameco, 5.0% Boyko	Drilling (1,010 metres)

South Dufferin	100% Denison	Drilling (1,270 metres)

Stevenson River	100% Denison	Geophysical surveys

Waterbury Lake	60% Denison, 40% KEPCO	Drilling (2,350 metres)
Geophysical surveys

Wolly	22.5% Denison, 62.9% AREVA, 14.6% JCU	Drilling (2,340 metres)

[1]	Definitions: Anthem=Anthem Resources Inc.; AREVA=AREVA Resources Canada Inc.; Cameco=Cameco Corporation; IEC=International Enexco Ltd.; JCU=JCU (Canada) Exploration Company; OURD=OURD (Canada) Co., Ltd.; UUU=Uranium One Inc.
[2]	IEC has earned a 20% interest in the Bachman Lake project by funding the initial CAD$500,000 of the drill program.

As of September 30, 2013, all exploration programs were complete, with the exception of Johnston Lake and Gumboot, where an additional 1,140 metres were drilled in October 2013.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Wheeler River

A total of 11,070 metres was completed in 23 drill holes during the summer drilling program at Wheeler River. Highlights of the program are summarized in the table and discussion below:

Wheeler River Summer 2013 Drilling Highlights

Hole-ID	Area	From (m)	To (m)	Length (m)	U3O8 (%)
WR-518	489 Zone	411.0	414.0	3.0	0.4
WR-523	Phoenix Zone A	405.2	406.2	1.0	0.1 eU3O8[1]
and	Phoenix Zone A	412.0	415.0	3.0	0.1
WR-525	Phoenix Zone A	400.5	412.5	12.0	43.8
WR-527	Phoenix Zone A	403.5	405.2	1.7	16.4 eU3O8[1]
WR-528	Phoenix Zone A	403.7	406.8	3.1	13.0 eU3O8[1]
WR-533	Phoenix Zone A	405.0	411.0	6.0	1.8
WR-534	Phoenix Zone A	406.5	412.0	5.5	6.8
WR-535	Phoenix Zone A	400.0	408.5	8.5	7.8
and	Phoenix Zone A	413.0	415.0	2.0	0.6

[1]	eU3O8 is radiometric equivalent uranium calculated from a total gamma down-hole probe

At the Phoenix deposit, eight drill holes were completed in the summer program at Zone A to evaluate the potential for extensions of higher grade mineralization beyond the limits of the higher grade domain established for the January 2013 mineral resource estimate. Five of these drill holes encountered higher grade mineralization, with drill hole WR-525 being particularly significant. The results suggest that further efforts to extend higher grade mineralization are warranted. Areas to be targeted include both the western and eastern margins of Phoenix Zone A.

Ten of the 23 summer program drill holes were completed on wide spaced (300 metre) fences at the 489 Zone. Only drill hole WR-518 returned significant mineralization and it extended the strike length of known mineralization at the 489 Zone to 330 metres. However, the alteration system and structural package in the basement continues beyond the area drilled and will be followed up in future drill programs.

Additionally, four drill holes were completed in the Phoenix North area and one was completed at the REa area. No significant mineralization was encountered in these drill holes. Faulted graphitic pelitic rocks with significant sandstone alteration and anomalous geochemistry continue to be observed in the Phoenix North area, and drill targets remain there.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

The summer drill program expanded on the significant results from the winter 2013 drill program, where a total of 14,580 metres of exploration and infill drilling was completed in 27 holes. Winter exploration drilling was completed on five different exploration target areas (489 Zone, K Zone, Phoenix North, 232 area and the REa area) with infill drilling completed at Phoenix Zone A. Encouraging geochemistry and alteration was observed at the K Zone and Phoenix North. No significant mineralization, alteration or geochemistry was observed at the 232 and REa areas.

Wheeler River Winter 2013 Drilling Highlights

Hole-ID	Area	From (m)	To (m)	Length (m)	U3O8 (%)
WR-489	489 Zone	387.3	392.8	5.5	0.1
WR-511A	489 Zone	375.5	377.0	1.5	0.5 eU3O8[1]
and	489 Zone	378.3	379.3	1.0	0.2 eU3O8[1]
and	489 Zone	387.8	388.9	1.1	0.2 eU3O8[1]
WR-496	Phoenix Zone A	407.5	415.5	8.0	20.0
WR-498	Phoenix Zone A	404.1	412.6	8.5	10.9
WR-499	Phoenix Zone A	405.5	413.5	8.0	7.3
WR-501	Phoenix Zone A	406.0	409.0	3.0	13.5 eU3O8[1]
and	Phoenix Zone A	411.0	412.0	1.0	3.0 eU3O8[1]
and	Phoenix Zone A	424.0	429.0	5.0	0.5

[1]	eU3O8 is radiometric equivalent uranium calculated from a total gamma down-hole probe

Other Properties

Summer Exploration Programs

Waterbury Lake – Linecutting and geophysical (DC-resistivity) surveying was completed along trend northwest of the J-Zone uranium deposit at Waterbury Lake. An initial interpretation suggests that the area has geophysical features that are analogous to the J-Zone and Midwest deposits. A six hole diamond drilling program was completed to follow up on the results. Some significant alteration and structure in both the sandstone and basement was observed in some of the drill holes. Geochemical analyses are still pending.

In the third quarter of 2013, Denison filed a mineral resource estimate for the newly acquired J Zone deposit at the Waterbury Lake project, in accordance with the requirements of NI 43-101. The estimate includes indicated resources of 291,000 tonnes grading 2.00% U3O8, containing 12,810,000 pounds of U3O8 above a cutoff grade of 0.1% U3O8.

Packrat – A six hole diamond drilling program on structural/geophysical targets at the Packrat property was completed. Weakly elevated radioactivity was encountered in basement rocks associated with alteration and faulting in two of the drill holes. Geochemical analyses confirm that the radioactivity is due to uranium. The highest value was 0.16% U3O8 over 0.3 metres in drill hole PR-13-06.

South Dufferin – Ten short diamond drill holes were completed on geophysical targets at this property located along the south rim of the Athabasca basin. No significant mineralization was intersected, although several shear zones in the basement rocks were encountered that confirm the presence of the Dufferin Lake fault system through the property.

Bachman Lake, Crawford Lake and Moon Lake – Drilling of six holes at Bachman Lake, Crawford Lake and Moon Lake is complete and was conducted as a combined program due to their close proximity. Significant alternation and structure in the sandstone and basement was observed at Bachman Lake and Crawford Lake, but not at Moon Lake. Geochemical analyses are still pending. International Enexco Limited funded the Bachman Lake drilling and, as a result, earned a 20% interest in that property.

Johnston Lake, Gumboot Lake – Since Gumboot Lake is adjacent to the Johnston Lake project, the summer program was conducted as a combined program. DC-resistivity geophysical surveying was completed and was followed up with a recently completed six hole drilling campaign. Weakly elevated radioactivity was encountered at Johnston Lake associated with alteration and structure adjacent to the unconformity. Geochemical analyses are pending.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Winter Exploration Programs

Hatchet Lake – A total of 2,370 metres of exploration drilling was completed in 13 drill holes. Uranium mineralization was intersected at the unconformity in two drill holes on the Crooked-Richardson Lakes trend. The best result was in drill hole RL-13-16, which intersected 0.45% U3O8 over 2.3 metres beginning at 124.0 metres down the drill hole. Further drilling is required to follow up on these results.

Moore Lake – A total of 5,110 metres of exploration drilling was completed in 12 drill holes. While no significant mineralization was intersected, several target areas require further exploration and Moore Lake remains a high priority property. Geophysical surveying was completed following the drill campaign.

Wolly and McClean Lake – At the AREVA Resources Canada Inc. operated Wolly and McClean Lake projects, a total of 6,450 metres of exploration drilling was completed in 34 drill holes. No significant mineralization was intersected.

Geophysical surveys were also completed on Bell Lake, Murphy Lake, and Stevenson River.

Zambia

Exploration expenditures of $461,000 and $796,000 for the three months and nine months ended September 30, 2013 were incurred on the Company’s Mutanga project in Zambia compared to $1,754,000 and $2,530,000 for the same periods in 2012. Soil geochemical surveying and radon sampling programs that started at Mutanga in February 2013 have now been completed. Several anomalies are worthy of follow-up programs. A 1,900 line-kilometre helicopter-borne electromagnetic geophysical survey was also completed and successfully mapped key rock types and faults on the property.

In the third quarter of 2013, a mineral resource estimate for the Mutanga project was completed, combining the Mutanga, Dibwe, and Dibwe East deposits into a single resource estimate, in accordance with NI 43-101. The combined resource estimate includes measured and indicated resources of 10,280,000 tonnes grading 0.034% U3O8 containing 7,800,000 pounds of U3O8 and inferred resources of 65,200,000 tonnes grading 0.029% U3O8 containing 41,400,000 pounds of U3O8.

Mongolia

Exploration expenditures on the Company’s GSJV properties in Mongolia totaled $94,000 and $491,000 for the three months and nine months ended September 30, 2013 compared to $309,000 and $3,131,000 for the same periods in 2012. Exploration activities have been reduced in 2013, as the Company focuses on completing the field programs and studies necessary to convert the Company’s exploration licenses to mining licenses. By comparison, the Company completed a 29,600 metre drill program on the Urt Tsav and Ulziit properties in 2012.

The Company has recently started exploring strategic alternatives regarding its ownership interest in the GSJV. The Company currently has an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

Namibia

Minor expenditures were completed by joint venture partner Rio Tinto on the Dome property in preparation for a 2,000 metre, seven hole diamond drilling program which commenced in October 2013.

General and Administrative

General and administrative expenses totaled $1,965,000 and $5,917,000 for the three months and nine months ended September 30, 2013 compared with $1,914,000 and $6,744,000 for the same periods in 2012. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures. The decrease in general and administrative expenditures in the nine months ended September 30, 2013 is largely due to decreases in share-based compensation and personnel costs from the implementation of various staff reduction plans late in 2012 and early 2013.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Impairment – Mineral Properties

In light of the implied valuations associated with recent market transactions involving companies with uranium projects in Africa and in conjunction with regular reviews of the exploration and development plans for the Company’s portfolio of mineral property assets, the Company completed an impairment test on its Mutanga project in Zambia. Since the Mutanga project’s recoverable amount was determined to be lower than its carrying amount, the Company has recognized an impairment loss of $35,655,000 in the three months ended September 30, 2013.

Other Income and Expenses

Other income (expense) totaled ($3,274,000) and ($2,874,000) for the three months and nine months ended September 30, 2013 compared with ($4,508,000) and ($4,133,000) for the same periods in 2012. The decrease in other expenses for the three months ended September 30, 2013 is primarily due to a $1,212,000 gain from the sale of an overriding royalty on an oil property in Italy. The decrease in other expenses for the nine months ended September 30, 2013 is primarily due to income from the sale of the overriding royalty and a $1,061,000 decrease in foreign exchange losses, offset by $1,103,000 in losses on equity investments.

Discontinued Operations

On June 29, 2012, the Company sold its U.S. Mining Division to EFR. In exchange, consideration equal to 425,440,872 EFR common shares was received and distributed to Denison shareholders of record on June 29, 2012 (the “EFR Transaction”).

As a result of the EFR Transaction, Denison has accounted for its U.S. Mining Division as a discontinued operation.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $27,867,000 at September 30, 2013 compared with $38,188,000 at December 31, 2012. The decrease of $10,321,000 was primarily due to cash used in operations of $17,071,000, cash used in investing activities of $6,542,000, and an unfavourable foreign exchange impact of $616,000, offset by cash provided by financing activities of $13,908,000.

Net cash used in operating activities of $17,071,000 in the nine months ended September 30, 2013 is comprised of net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $593,000 in trade and other receivables and a decrease of $641,000 in reclamation obligations.

Net cash used in investing activities of $6,542,000 consists primarily of $4,058,000 spent in connection with the Fission Arrangement, $1,769,000 spent on property, plant and equipment expenditures, and $715,000 spent in connection with the JNR Arrangement.

Net cash from financing activities totaled $13,908,000, primarily due to the issuance of common shares on a “flow-through” basis, net of issue costs.

On June 27, 2013, the Company extended the maturity date of its $15,000,000 revolving term credit facility (the “Credit Facility”) from June 28, 2013 to January 31, 2014. The Credit Facility contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012 and 50% of positive net income in each fiscal quarter from and including March 31, 2012. At September 30, 2013, the Company is in compliance with its facility covenants and there is no debt outstanding under this facility; however, $9,413,000 of the line was used as collateral for certain letters of credit.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The Credit Facility is subject to a standby fee of 1%.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

TRANSACTIONS WITH RELATED PARTIES

•	Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. On April 1, 2013, a new management services agreement was signed. Under the terms of the new agreement, the Company receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The new management services agreement has a three-year term and may be terminated by either party upon the provision of 120 days written notice.

In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.

Management fees were incurred with UPC for the periods noted:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2013	2012	2013	2012
Revenue
Management fees	$404	$416	$1,244	$1,286

At September 30, 2013, accounts receivable includes $226,000 (December 31, 2012: $143,000) due from UPC with respect to the fees and transactions indicated above.

•	Korea Electric Power Corporation (“KEPCO”)

In June 2009, Denison completed definitive agreements with KEPCO including a long-term offtake agreement (which has been assigned to EFR as part of the sale of the U.S. Mining Division) and a strategic relationship agreement. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings, a right of first opportunity if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire. KEPCO is also entitled to nominate one director to Denison’s board of directors, so long as its share interest in Denison is above 5.0%.

As at September 30, 2013, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 12.6%.

•	Other

During the three months and nine months ended September 30, 2013, the Company has incurred investor relations, administrative service fees, and other expenses of $120,000 and $165,000, respectively, with a company owned by the Chairman of the Company, and having a common President. At September 30, 2013, an amount of $55,000 (December 31, 2012: $nil) was due to this company.

During the three months and nine months ended September 30, 2013, the Company has incurred fees of $400,000 and $1,145,000, respectively, with a law firm where a director of the Company is a partner at the firm. At September 30, 2013, an amount of $295,000 (December 31, 2012: $285,000) is due to this law firm.

During the three months and nine months ended September 30, 2013, the Company has incurred fees of $31,000 and $47,000, respectively, for air chartered services from a company owned by the Chairman of the Company. At September 30, 2013, an amount of $nil (December 31, 2012: $nil) is due to this company.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

•	Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2013	2012	2013	2012
Salaries and short-term employee benefits	$397	$387	$1,240	$1,162
Share-based compensation	138	240	447	765

Key management personnel compensation	$535	$627	$1,687	$1,927

SUBSEQUENT EVENTS

On September 19, 2013, Denison formally commenced a takeover bid to acquire all of the outstanding shares of Rockgate in exchange for shares of Denison. Denison is offering to exchange each Rockgate common share for 0.192 of a common share of Denison. Rockgate’s key asset is its Falea project located in Mali, Africa.

On October 30, 2013, Denison amended its offer by extending the expiry date to November 18, 2013 and varying certain conditions relating to the granting of stock options and execution of retention agreements. Denison also agreed to reduce the minimum tender condition from 90% to 66 2/3%.

Using Rockgate’s outstanding shares at September 30, 2013 of 116,897,470 shares, the above share exchange ratio of 0.192 and Denison’s closing share price at September 30, 2013 of $1.08 per share, the offer values Rockgate at approximately $24,240,000 excluding transaction costs incurred by Denison.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At November 7, 2013, there were 461,871,779 common shares issued and outstanding, stock options exercisable for 9,924,838 Denison common shares, and warrants exercisable for 1,371,015 Denison common shares for a total of 473,167,632 common shares on a fully-diluted basis.

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s third quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OUTLOOK FOR 2013

The Company’s exploration, development and operation plans for Canada, Zambia and Mongolia are largely complete for the year with the Company on track to finish the year on budget:

(in thousands)	Original Budget		Revised Budget		Spend to September 30, 2013 (2)
Canada – Mining
Exploration	$9,900	(1)	$12,100	(1)	$10,771
Development/Operations	1,114	(1)	1,914	(1)	1,416
Zambia	3,500		3,100		2,211
Mongolia	1,700		1,400		1,127

Total	$16,214		$18,514		$15,525

[1]	Budget figures have been converted using a US$ to CAD$ exchange rate of 1.0000.
[2]	Represents a non-GAAP measure and excludes non-cash depreciation and amortization amounts of $400,000.

Canada

•	Mineral Property Exploration

With the addition of several new properties from the Company’s acquisition of Fission, the Company increased its exploration budget for 2013. Based on the revised budget, Denison is expecting to spend $12,100,000 on Canadian exploration during 2013, as compared to the originally announced budget of $9,900,000.

•	Development/Operations

Approximately $3,500,000 (Denison’s share $814,000) is expected to be spent on the Midwest and McClean Underground development stage projects and the SABRE program for 2013. The majority of the expenditures relate to the evaluation of the 2012 SABRE test program, the design of a semi-commercial field program for 2014, and the preliminary evaluation of the use of the SABRE mining method for the Caribou deposit.

Commissioning of the McClean Lake mill began in the second quarter of 2013 in preparation for processing of Cigar Lake ore late in 2013. However, in September 2013, the CLJV announced that ore production at Cigar Lake would be postponed until the first quarter of 2014 with mill processing delayed until the second quarter of 2014. This will result in a decrease in Denison’s share of operating and capital expenditures in 2013, from $1,800,000 as originally budgeted to $1,100,000. Additionally, Denison has reduced its revenue projection for U3O8 sales and toll milling fees from $1,500,000 to $nil.

International

•	As a result of various cost control measures implemented during the year, the Company reduced its Zambian program budget from $3,500,000 to $3,100,000 for 2013, and reduced its Mongolian program budget from $1,700,000 to $1,400,000 for 2013.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 13, 2013 available at www.sedar.com, and in the Company’s Form 40-F available at http://www.sec.gov/edgar.shtml.

DENISON MINES CORP.

Management’s Discussion and Analysis

For the Nine Months Ended September 30, 2013

(Expressed in U.S. Dollars, Unless Otherwise Noted)

QUALIFIED PERSON

The disclosure of a scientific or technical nature regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and its Form 40-F available at http://www.sec.gov/edgar.shtml. The quality assurance program and quality control measures applied by Denison for its resource estimates at Waterbury Lake can be found in the technical report for that property filed on SEDAR on September 12, 2013.